UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

Form 6-K

_________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

_________________

Hongli Group Inc.
(Exact name of registrant as specified in its charter)

_________________

No. 777, Daiyi Road
Changle County, Weifang City
Shandong Province, China, 262400
(Address of Principal Executive Office)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

In connection with the Extraordinary General Meeting of Shareholders (the “Meeting”) of Hongli Group Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the notice and proxy statement of the Meeting and the form of proxy card as Exhibits 99.1 and 99.2, respectively.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Meeting, dated May 15, 2026, to be mailed to shareholders of the Company in connection with the Meeting
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.
Date: May 15, 2026	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

3